Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 26, 2013

Relating to Preliminary Prospectus issued July 25, 2013

Registration Statement No. 333-189772

YuMe, Inc.

Update to Preliminary Prospectus

Issued July 25, 2013

This free writing prospectus relates only to the initial public offering of common stock of YuMe, Inc. and should be read together with the preliminary prospectus issued July 25, 2013 related to this offering (“Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-189772) relating to these securities. On July 26, 2013, YuMe filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1415624/000104746913007833/a2216117zs-1a.htm

References to “YuMe,” “we” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments

Our consolidated financial information for the three months ended June 30, 2013, discussed below is preliminary, based on currently available information and management estimates, and subject to the completion of our financial close process. Accordingly, these results may change and the changes may be material. The preliminary consolidated financial information included in this free writing prospectus has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary consolidated financial information. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto,

Revenue

We expect revenue for the three months ended June 30, 2013 to be between $33.9 million and $34.2 million, compared to $25.2 million for the three months ended June 30, 2012. The $8.7 million to $9.0 million, or 35% to 36%, increase in revenue is primarily due to an increase in the number of customers purchasing our digital video solutions, and an increase in the average revenue per direct advertising customer.

Gross profit

We expect gross profit for the three months ended June 30, 2013 to be between $15.3 million and $15.6 million, or 45% to 46% of revenue, compared to $11.5 million, or 46% of revenue, for the three months ended June 30, 2012. The $3.8 million to $4.1 million, or 33% to 36%, increase in gross profit is primarily due to increased revenues noted above as gross margin remained flat.

Net loss

We expect net loss for the three months ended June 30, 2013 to be between $1.2 million and $1.5 million, compared to net income of $0.1 million for the three months ended June 30, 2012. The $1.3 million to $1.6 million decrease in net income is primarily a result of our continued investment in growing the business, which includes increased sales and marketing, research and development and general and administrative expenses, partially offset by the increase in revenue.

Adjusted EBITDA

We expect adjusted EBITDA for the three months ended June 30, 2013 to be between $0.3 million and $0.6 million, compared to $1.6 million for the three months ended June 30, 2012. Our adjusted EBITDA estimate is calculated based on estimated net loss of $1.2 million to $1.5 million, plus estimated depreciation and amortization of $1.0 million, estimated stock-based compensation of $0.7 million, and estimated income taxes of $0.1 million. Adjusted EBITDA for the three months ended June 30, 2012 is based on net income of $0.1 million, plus income tax expense of $0.2 million, depreciation and amortization of $0.7 million, and stock-based compensation of $0.6 million. For the definition of adjusted EBITDA, which is a non-GAAP financial measure, see “Selected Financial Data.”

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus, and is not a comprehensive statement of our financial results or position as of or for the three months ended June 30, 2013. Our actual second quarter results will not be available until after this offering is completed, and may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. For example, during the course of the preparation of our financial statements and related notes for the three months ended June 30, 2013, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained by mail from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or by mail from Deutsche Bank Securities Inc., attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by email at prospectus.CPDG@db.com, or by telephone at (800) 503-4611; or by mail from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at barclaysprospectus@broadridge.com, or by telephone at (888)-603-5847.